Exhibit 99.115

enCore Energy Corp.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of enCore Energy Corp.

Opinion

We have audited the accompanying consolidated financial statements of enCore Energy Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders’ equity for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Glenn Parchomchuk.

Vancouver, Canada	Chartered Professional Accountants

April 29, 2022

ENCORE ENERGY CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended December 31, 2021 and 2020

ASSETS		2021	2020
Current
Cash		$11,649,157	$6,603,281
Receivables and prepaid expenses		795,141	323,563
Assets held for sale	10	2,207,321	-
		14,651,619	6,926,844
Intangible assets	6	649,233	653,336
Property, plant and equipment	7	2,032,909	1,890,494
Investment in associate	4	746,487	604,692
Investment in uranium	5	5,337,438	-
Mineral properties	10	172,521,685	8,413,379
Reclamation deposit	10	112,200	108,859
Right of use asset	8	307,260	11,289
Restricted cash	2	5,726,828	4,834,070
Total assets		$202,085,659	$23,442,963
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Accounts payable and accrued liabilities		$7,397,760	$468,683
Note payable	15	-	421,346
Due to related parties	14	8,739	2,955
Lease liability - current	8	104,107	7,316
		7,510,606	900,300
Non - current Asset retirement obligations	11	5,294,958	6,670,432
Lease liability – non-current	8	212,220	3,973
Total liabilities		13,017,784	7,574,705
Shareholders’ Equity Share capital	13	206,480,756	36,093,475
Contributed surplus	13	16,059,307	2,718,737
Accumulated other comprehensive income		705,604	499,522
Deficit		(34,177,792)	(23,443,476)
Total shareholders’ equity		189,067,875	15,868,258
Total liabilities and shareholders’ equity		$202,085,659	$23,442,963

Nature of operations and going concern (Note 1)

Subsequent Events (Note 21)

Approved by the Board of Directors:

“William M. Sheriff”	“William B. Harris”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

	Notes	2021	2020
Expenses
Amortization and depreciation	6,7,8	$374,455	25,715
Accretion	11	502,291	-
Consulting		91,161	103,898
Office and administration	14	247,433	99,414
General administrative costs		4,429,209	-
Interest expense		9,365	-
Impairment charges	10	98,345	-
Professional fees		728,793	174,246
Project Investigation		-	5,170
Promotion and shareholder communications		208,201	108,811
Reclamation Costs		889,154	-
Travel		33,355	48,503
Transfer agent and filing fees		167,612	76,658
Staff costs	14	1,983,446	538,838
Stock option expense	13,14	1,787,046	1,079,962
		(11,549,866)	(2,261,215)
Interest income		26,307	28,701
Foreign exchange gain (loss)		34,174	(14,094)
Gain on extinguishment of accounts payable		-	80,490
Loss on divestment of mineral interests	10	(112,708)	-
Loss on contract termination	12	(3,447,125)	-
Gain on change in ARO estimate	11	2,155,949	-
Gain on sale of uranium investment	5	656,928	-
Loss on investment in associate	4	(445,914)	(50,743)
Unrealized gain on Investment in uranium	5	1,947,939	-
Loss for the year		(10,734,316)	(2,216,861)

Other comprehensive income (loss)
Exchange differences on translating foreign operations		206,082	(141,456)

Comprehensive loss for the year
		(10,528,234)	$(2,358,317)
Basic and diluted loss per share
		(0.05)	$(0.01)
Weighted average number of common shares outstanding, basic and diluted		195,976,576	151,260,348

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(10,734,316)	$(2,216,861)
Items not affecting cash:
Accretion	502,291	-
Amortization and depreciation	374,455	25,715
Gain on extinguishment of accounts payable	-	(80,490)
Gain on change in ARO	(2,155,948)	-
Gain on investment in uranium	(1,947,939)	-
Gain on sale of uranium	(656,928)
Unrealized loss in associate	445,914	50,743
Impairment	98,345	-
Interest expense	9,365	-
Loss on divestment of mineral interests	112,708
Stock option expense	1,787,046	1,079,962
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	3,772,775	19,649
Accrued contract termination	3,447,125	-
Due to related parties	5,784	(238,514)
Receivables and prepaids	(256,446)	(88,149)
Net cash used in operating activities	(5,195,769)	(1,447,945)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangible asset	(21,611)	(90,125)
Cash acquired in asset acquisition	2,358,564	522,589
Cash due to acquired entity	-	(953,999)
Deferred exploration costs	(2,954,815)	(309,949)
Expenditures on property, plant and equipment	(380,888)	-
Proceeds received from sale of uranium investment	8,743,163	-
Proceeds received from divestment of mineral interests	132,369	-
Interest on restricted cash	26,307	-
Investment in Group 11	-	(750,000)
Investment in Uranium - acquisition	(11,376,766)
Asset acquisition transaction costs	(4,076,540)	(82,461)
Settlement of retirement obligation	(14,187)	-
Net cash used in investing activities	(7,564,404)	(1,663,945)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of lease liability	(37,827)	-
Cash payment of interest on leases	(9,365)	-
Private placements	15,000,000	4,800,000
Share issuance costs	(956,298)	(295,091)
Exercise of warrants	3,300,501	2,374,290
Exercise of stock options	361,725	63,188
Net cash provided by financing activities	17,658,736	6,942,387

Effect of exchange rate changes on cash	147,313	(14,334)
Change in cash	5,045,876	3,816,163
Cash, beginning	6,603,281	2,787,118
Cash, ending	$11,649,157	$6,603,281

Supplemental disclosure with respect to cash flows – Note 19

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE ENERGY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

	Number of Shares	Share Capital	Shares Subscribed	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total
Balance as at December 31, 2019	143,804,463	$26,792,041	$19,165	$1,587,071	$640,978	$(21,132,050)	$7,907,205
Private placements	12,000,000	4,800,000	-	-	-	-	4,800,000
Share issuance Costs	-	(394,042)	-	98,952	-	-	(295,090)
Shares issued for exercise of warrants	19,202,387	2,393,455	(19,165)	-	-	-	2,374,290
Shares issued for exercise of stock options	781,250	110,435	-	(47,248)	-	-	63,187
Stock option expense	-	-	-	1,079,962	-	-	1,079,962
Shares issued for share purchase agreement	2,571,598	2,391,586	-	-	-	-	2,391,586
Adjustment to investment in associate	-	-	-	-	-	(94,565)	(94,565)
Loss and comprehensive loss for the year	-	-	-	-	(141,456)	(2,216,861)	(2,358,317)

Balance as at December 31, 2020	178,359,698	$36,093,475	$-	$2,718,737	$499,522	$(23,443,476)	$15,868,258

Private placements	15,000,000	15,000,000	-	-	-	-	15,000,000
Share issuance costs	-	(1,492,971)	-	536,673	-	-	(956,299)
Shares issued for exercise of warrants	6,158,529	3,509,524	-	(209,023)	-	-	3,300,501
Shares issued for exercise of stock options	1,770,000	698,965	-	(337,240)	-	-	361,725
Stock option expense	-	-	-	1,787,046	-	-	1,787,046
Shares issued for Azarga Asset Acquisition	95,419,852	152,671,763	-	-	-	-	152,671,763
Replacement options for Azarga Asset Acquisition	-	-	-	6,889,282	-	-	6,889,282
Replacement warrants for Azarga Asset Acquisition	-	-	-	4,085,540	-	-	4,085,540
Adjustment to investment in associate	-	-	-	588,292	-	-	588,292
Loss and comprehensive loss for the year	-	-	-	-	206,082	(10,734,316)	(10,528,234)

Balance as at December 31, 2021	296,708,079	$206,480,756	$-	$16,059,307	$705,604	$(34,177,792)	$189,067,875

The accompanying notes are an integral part of these consolidated financial statements.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the “Company” or “enCore”), is principally engaged in the acquisition and exploration of resource properties in the United States. The Company’s common shares trade on the TSX Venture Exchange under the symbol “EU” and on the OTCQB Venture Market under the symbol “ENCUF”.

The Company’s head office is located at 101 N Shoreline, Suite 450 Corpus Christi, TX 78401.

The consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital. For the year ended December 31, 2021, the Company reported a net loss of $10,734,316 (2020 - $2,216,861), had working capital of $7,141,013 (2020 - $6,026,544) and an accumulated deficit of $34,177,792 (2020 - $23,443,476). These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption not appropriate. Such adjustments could be material.

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the Company continues to evaluate the COVID-19 situation and monitor any impacts or any potential impacts to the business. enCore Energy Corp has implemented health and safety measures in accordance with the health officials and guidance from local government authorities. While the pandemic has had limited impact on the Company’s operations to date, future activities could be impacted as a result of the pandemic. As the COVID-19 health crisis continues, the Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and the Centers for Disease Control and Prevention to update the Company’s policies.

Management estimates that it has adequate working capital to fund all of its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets or raise additional funding from loans or equity financings, or through other arrangements. There is no assurance that future financing activities will be successful.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these consolidated financial statements are based on IFRS issued and effective as of December 31, 2021.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All dollar amounts presented are in Canadian dollars unless otherwise specified. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These consolidated financial statements were approved for issuance by the audit committee of the board of directors on April 27, 2022.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company’s share capital. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements include the financial statements of the Company and its significant subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity	Functional Currency
Tigris Uranium US Corp.	Nevada, USA	100%	Mineral Exploration	USD
Metamin Enterprises US Inc.	Nevada, USA	100%	Mineral Exploration	USD
URI, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Neutron Energy, Inc.	Nevada, USA	100%	Mineral Exploration	USD
Uranco, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Uranium Resources, Inc.	Delaware, USA	100%	Mineral Exploration	USD
HRI-Churchrock, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Hydro Restoration Corp.	Delaware, USA	100%	Mineral Exploration	USD
Belt Line Resources, Inc.	Texas, USA	100%	Mineral Exploration	USD
Cibola Resources, LLC	Delaware, USA	100%	Mineral Exploration	USD
enCore Energy US Corp.	Nevada, USA	100%	Holding Company	USD
Azarga Uranium Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Powertech (USA) Inc.	South Dakota, USA	100%	Mineral Exploration	USD
URZ Energy Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Ucolo Exploration Corp.	Utah, USA	100%	Mineral Exploration	USD
Azarga Resources Limited	British Virgin Islands	100%	Mineral Exploration	USD
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100%	Mineral Exploration	USD
Azarga Resources USA Company	Colorado, USA	100%	Mineral Exploration	USD
Azarga Resources Canada Ltd.	British Columbia, CA	100%	Mineral Exploration	USD

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Cash

Cash is comprised of cash held at banks and demand deposits.

Restricted cash

Funds deposited by the Company for collateralization of performance obligations are not available for the payment of general corporate obligations. The bonds are collateralized performance bonds required for future restoration and reclamation obligations related to URI, Inc’s South Texas operations (Note 10).

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of mineral properties. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates, using a pretax rate that reflects the time value of money, are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in a provision due to the passage of time is recognized as finance expense.

Assets held for sale

The Company classifies long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met: management commits to a plan to sell the asset or disposal group; the asset or disposal group is available for immediate sale; an active program to locate a buyer is initiated; the sale of the asset or disposal group is highly probable, within 12 months.

Mineral properties

Costs related to the acquisition of mineral property interests are capitalized. Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned, the property is written down to its recoverable amount. Mineral properties are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of property option agreements. Such payments are made entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Investments

Investments in uranium

Investments in uranium are initially recorded at cost, on the date that control of the uranium passes to the Company. Cost is calculated as the purchase price and any directly attributable expenditure. Subsequent to initial recognition, investments in uranium are measured at fair value at each reporting period end. Fair value is determined based on the most recent month-end spot prices for uranium published by UxC LLC (“UxC”) and converted to Canadian dollars using the foreign exchange rate at the date of the consolidated statement of financial position. Related fair value gains and losses subsequent to initial recognition are recorded in the consolidated statement of loss and comprehensive loss as a component of “Other Income (Expense)” in the period in which they arise.

Due to the lack of specific IFRS guidance on accounting for investments in uranium, the Company considered IAS 1 Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to develop and apply an accounting policy that would result in information that is most relevant to the economic decision-making needs of users within the overall IFRS accounting framework. Consequently, the uranium investments are presented at fair value based on the application of IAS 40, Investment Property, which allows the use of a fair value model for assets held for long-term capital appreciation.

Investments in associates

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the earnings or loss. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Property, Plant and Equipment

Uranium Plants

Uranium plant expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Other Property, Plant and Equipment

Other property, plant and equipment consists of office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Buildings

Depreciation on buildings is computed based upon the estimated useful lives of the asset. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible Assets

Intangible assets are recognized and measured at cost. Intangible assets with indefinite useful lives are assessed for impairment annually and whenever there is an indication that the intangible asset may be impaired. Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate

Impairment of non-financial assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and the value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects a current market assessment of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

In accordance with IFRS 16, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term using a discount rate of 7%.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences are not provided for the initial recognition of assets or liabilities that do not affect either accounting or taxable loss or those differences relating to investments in subsidiaries to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the statement of financial position.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it is not recorded.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign exchange

The financial statements for the Company and each of its subsidiaries are prepared using their functional currencies. Functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Company is the Canadian dollar. The functional currency of enCore Energy Corp. is the Canadian dollar and the functional currency of all of its subsidiaries is the US dollar.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are charged to income (loss).

The statement of financial position of each foreign subsidiary is translated into Canadian dollars using the exchange rate at the statement of financial position date and the statement of loss and comprehensive loss is translated into Canadian dollars using the average exchange rate for the period. All gains and losses on translation of a subsidiary from the functional currency to the presentation currency are charged to other comprehensive income (loss).

Basic and diluted loss per share

Basic earnings or loss per share represents the income or loss for the period, divided by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share represents the income or loss for the period, divided by the weighted average number of common shares outstanding during the period plus the weighted average number of dilutive shares resulting from the exercise of stock options, warrants and other similar instruments when the inclusion of these would not be anti-dilutive.

Share-based payments

The fair value of all stock options granted to directors, officers, and employees is recorded as a charge to operations and a credit to contributed surplus. The fair value of these stock options is measured at the grant date using the Black-Scholes option pricing model. The fair value of stock options which vest immediately is recorded at the grant date. For stock options which vest in the future, the fair value of stock options, as adjusted for the expected level of vesting of the stock options and the number of stock options which ultimately vest, is recognized over the vesting period. Stock options granted to non-employees are measured at the fair value of goods or services rendered or at the fair value of the instruments issued, if it is determined that the fair value of the goods or services received cannot be reliably measured. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Warrants issued to brokers are measured at their fair value on the vesting date and are recognized as a deduction from equity and credited to contributed surplus. The fair value of stock options and warrants issued to brokers are estimated using the Black-Scholes option pricing model. Any consideration received on the exercise of stock options and/or warrants, together with the related portion of contributed surplus, is credited to share capital.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore its exploration and evaluation assets. These equity financing transactions may involve the issuance of common shares or units. Each unit comprises a certain number of common shares and a certain number of share purchase warrants (“Warrants”). Depending on the terms and conditions of each equity financing agreement, the Warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the agreement. Warrants that are part of units are valued based on the residual value method. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share-based payments.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

Asset Retirement Obligations

Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality for its ISR projects to the pre-existing or background average quality after the completion of mining. Asset retirement obligations, consisting primarily of estimated restoration and reclamation costs at the Company’s South Texas ISR projects, are recognized in the period incurred and recorded as liabilities at fair value. Such obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to accretion expense. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Asset retirement obligations are periodically adjusted to reflect changes in the estimated present value resulting from revisions to the estimated timing or amount of restoration and reclamation costs. As the Company completes its restoration and reclamation work at its properties, the liability is reduced by the carrying value of the related asset retirement liability which is based upon the percentage of completion of each restoration and reclamation activity. Any gain or loss upon settlement is charged to income or expense for the period. The Company reviews and evaluates its asset retirement obligations annually or more frequently at interim periods if deemed necessary.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Although management uses historical experience and its best knowledge of the expected amounts, events or actions to form the basis for estimates, actual results may differ from these estimates.

Critical accounting estimates:

The assessment of the recoverable amount of mineral properties as a result of impairment indicators - When indicators of impairment are identified, recoverable amount calculations are based either on discounted estimated future cash flows or on comparable recent transactions. The assumptions used are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these assumptions may alter the results of impairment testing, the amount of the impairment charges recorded in the statement of loss and comprehensive loss and the resulting carrying values of assets.

Share-based payments - The fair value of stock options issued is subject to the limitation of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Asset Retirement Obligations - Significant estimates were utilized in determining future costs to complete groundwater restoration, plugging and abandonment of wellfields and surface reclamation at the Company’s uranium in-situ recovery (ISR) sites. Estimating future costs can be difficult and unpredictable as they are based principally on current legal and regulatory requirements and ISR site closure plans that may change materially. The laws and regulations governing ISR site closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations. Estimates of future asset retirement obligation costs are also subject to operational risks such as acceptability of treatment techniques or other operational changes.

Recovery of deferred tax assets - Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. The Company has not recorded any deferred tax assets.

Amortization and impairment of intangible assets - Amortization of intangible assets is dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Critical accounting judgments:

The assessment of indicators of impairment for mineral properties – The Company follows the guidance of IFRS 6 to determine when a mineral property asset is impaired. This determination requires significant judgment. In making this judgment, the Company evaluates, among other factors, the results of exploration and evaluation activities to date and the Company’s future plans to explore and evaluate a mineral property.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont’d)

Critical accounting judgments (cont’d):

Business combinations - The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits. The acquisition of Azarga Uranium Corporation and its subsidiary entities on December 31, 2021 (Note 9) was determined to constitute an acquisition of assets.

Determination of functional currency - In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company is the Canadian dollar and the functional currency of its subsidiaries is the U.S. dollar.

4.	INVESTMENT IN ASSOCIATE

During the year ended December 31, 2020, the Company acquired 12,000,000 shares of Group 11 Technologies Inc. (“Group 11”), a US-based technology firm, representing 40% of the issued and outstanding shares of Group 11. The Company had advanced $750,000 in accordance with the Letter of Intent with EnviroLeach Technologies Inc. and Golden Predator Mining Corp. to establish Group 11. The Company has determined that it exercises significant influence over Group 11 and accounts for this investment using the equity method of accounting.

During the year ended December 31, 2021, Group 11 completed a private placement financing, resulting in the issuance of additional Shares and a dilution of the Company’s ownership in the associate to 34.46%.

During the year ended December 31, 2021, the Company recorded its proportionate share of Group 11’s net loss of $325,979 (2020 - $50,743) on the consolidated statements of loss and comprehensive loss. In addition, the investment has been adjusted up $468,357 to a reflect a 34.46% ownership in the net book value of the associate.

The following table summarizes the financial information of Group 11 on a 100% basis:

Net Assets of Group 11 (100%)
Cash	$944,719
Current Assets	421,994
Equipment	206,436
Mineral Properties	-
Intangible Assets	745,765
Liabilities	(152,859)
Balance, December 31, 2021	$2,166,055

Net Loss, December 31, 2021	$(947,575)
The Company’s percentage ownership	34.46%

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

4.	INVESTMENT IN ASSOCIATE (cont’d)

The investment in associate continuity summary is as follows:

Investment in Associate
Balance, December 31, 2019	$-
Initial Investment	750,000
Adjustments to carrying value:
Proportionate share of net loss	(50,743)
Adjustment to investment in Group 11	(94,565)
Balance, December 31, 2020	$604,692
Adjustments to carrying value:
Proportionate share of net loss	(325,979)
Adjustment to investment in Group 11	588,291
Dilution loss	(119,935)
Currency translation adjustment	(583)

Balance, December 31, 2021	$746,487

5.	INVESTMENT IN URANIUM

During the year ended December 31, 2021, the Company entered into purchase agreements to acquire a total of 300,000 pounds of physical uranium as U3O8 for a total of $11,376,766 (USD $9,076,000) including associated expenses to be held as a long-term investment. During the year ended December 31, 2021, the Company recorded an adjustment of $1,947,939 to record this investment at fair value based on the UxC LLC month-end spot price at the reporting period end.

During the year ended December 31, 2021, the Company sold 200,000 lbs of physical uranium as U3O8 for gross proceeds of $8,047,470 and a gain of $656,928.

Investments in uranium are categorized in Level 2 of the fair value hierarchy. Fair values as at December 31, 2021 reflect spot prices published by UxC of US $42.10 per pound U3O8 translated to Canadian Dollars at the period-end indicative rate of 1.2678.

The following table summarizes the fair value of the physical uranium investment:

Balance, December 31, 2020	$-
Physical Uranium	$11,376,766
Fair Value Adjustment	1,947,939
Sale of uranium investments	(8,047,470)
Currency translation adjustment	60,203

Balance, December 31, 2021	$5,337,438

6.	INTANGIBLE ASSETS

Intangible Assets

During the year ended December 31, 2018, the Company entered into an agreement with VANE Minerals (US) LLC (“VANE”) which grants the Company exclusive access to certain VANE uranium exploration data and information as well as a first right of refusal covering seven of Vane’s current uranium projects in Arizona and Utah. In exchange for this exclusive access and rights, the Company issued 3,000,000 common shares at a fair value of $360,000 and has granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years and may be renewed by the Company by written notice for three successive renewal periods of three years each. Thus, the Company’s access to these data may extend for 14 years. The intangible assets have been determined to have a life of 14 years.

On December 7, 2020, the Company acquired from Signal Equities, LLC, through a data purchase agreement, certain electronic data pertaining to properties and geology situated in South Texas. Through this agreement, enCore acquired ownership rights to this data permanently. The intangible asset thereby acquired has been determined to have an indefinite life and therefore will not be amortized, but reviewed for impairment annually and more frequently if required.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

6.	INTANGIBLE ASSETS (Cont’d)

On December 31, 2020, through an asset acquisition with Westwater Resources, Inc., the Company acquired the Grants Mineral Belt database. The Grants Mineral Belt database is a uranium information database of historic drill hole logs, assay certificates, maps, and technical reports for the western United States. The acquisition of this data resulted in permanent purchase of the data by the Company. Thus, the intangible asset has been determined to have an indefinite life and therefore will not be amortized, but reviewed for impairment annually and more frequently if required.

On October 28, 2021, the Company acquired additional borehole logs for the Grants Mineral Belt property for $17,500 USD. The company’s rights to this data do not expire and have been determined to have an indefinite life and will not be amortized, but reviewed for impairment annually or more frequently if required.

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of intangible asset

Category	Range
Data Access Agreement	Straight-line over 14 years
Data Purchases	Indefinite life intangible asset

The following table summarizes the continuity of the Company’s intangible assets:

	VANE Agreement	Signal Equities Database	Grants Mineral Belt Database	Total Intangible Assets

Balance, December 31, 2019	$334,286	$-	$-	$334,286
Additions:	-	90,125	-	344,765
Accumulated Amortization:	(25,715)	-	-	(25,715)
Balance, December 31, 2020	$308,571	$90,125	$254,640	$653,336
Additions:	-	-	21,611	21,611
Accumulated Amortization:	(25,714)	-	-	(25,714)
Balance, December 31, 2021	$282,857	$90,125	$276,251	$649,233

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

7.	PROPERTY PLANT AND EQUIPMENT

Uranium Plants

Through an asset acquisition in December 2020, the Company acquired two licensed processing facilities located at the Kingsville Dome project and at the Rosita project located in South Texas. Each of these plants have been idle since 2009 and each will require significant capital expenditures to return them to current productive capacity. The Company also has portable satellite ion exchange equipment at the Kingsville Dome project and the Rosita project.

Other Property, Plant and Equipment

Other property, plant and equipment consists of office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of assets

Category	Range
Uranium Plants	Straight-line over 15-25 years
Other Property Plant and Equipment	Straight-line over 3-5 years
Buildings	Straight-line over 10-40 years

	Uranium Plants	Other Property Plant and Equipment	Buildings	Total

Balance, December 31, 2019	$-	$-	$-	$-
Additions	1,522,884	367,610	-	1,890,494
Disposals	-	-	-	-
Depreciation	-	-	-	-
Impairment	-	-	-	-
Currency translation adjust	-	-	-	-

Balance, December 31, 2020	$1,522,884	$367,610	$-	$1,890,494
Additions	357,949	22,939	79,803	460,691
Disposals	-	-	-	-
Depreciation	(211,756)	(95,029)	-	(306,785)
Impairment	-	-	-	-
Currency translation adjust	(8,874)	(2,617)	-	(11,491)
Balance, December 31, 2021	$1,660,203	$292,903	$79,803	$2,032,909

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

8.	RIGHT OF USE ASSETS

Through the acquisition of URI, Inc., the Company acquired a contractual arrangement to lease a copier through August 8, 2022. The terms of the lease call for minimum monthly lease payments of $499 USD for a copy machine. The Company recorded a right-of use asset based on the corresponding lease obligation. A right-of-use asset and lease obligation of $11,289 was recorded as of December 31, 2020.

In July 2021, the company entered a contractual agreement to lease office space through June 30, 2025. The terms of the lease call for a monthly lease payment of $5,417 USD for its corporate headquarters in Corpus Christi, Texas. The Company recorded a right-of use asset based on the corresponding lease obligation of $280,361 on July 1, 2021.When measuring the present value of lease obligations, the Company discounted the remaining lease payments using the estimated borrowing rate of 7%.

Through the acquisition of Azarga Uranium on December 31, 2021 the Company acquired a contractual agreement to lease office space through July 10, 2023. The terms of the lease call for a monthly lease payment of $4,068. The Company recorded a right-of-use asset based on that corresponding lease obligation. When measuring the present value of lease obligations, the Company discounted the remaining lease payments using the estimated borrowing rate of 7%.

The change in the right-of-use asset during the year ended December 31, 2021 was as follows:

	Leased Copier	Leased Offices	Total
Balance – December 31, 2019	$-	$-	$11,289
Office Space and Copier	11,289	-	11,289
Amortization	-	-	-
Currency translation adjust	-	-	-
Balance – December 31, 2020	$11,289	$-	$11,289
Office spaces (2) and copier	-	337,975	337,975
Amortization	(6,910)	(35,046)	(41,956)
Currency translation adjust	(48)	-	(48)
Balance – December 31, 2021	$4,331	$302,929	$307,260

The change in the Long-Term lease liability during the year ended December 31, 2021 was as follows:

	Copier Lease	Office Leases	Total
Balance – December 31, 2020	$11,289	$0	$11,289

New Lease Obligation	-	342,913	342,913
Lease Payments Made	(6,910)	(30,917)	(37,827)
Currency translation adjust	(48)	-	(48)
Less: current portion	(4,331)	(99,776)	(104,107)
Balance – December 31, 2021	$-	$212,220	$212,220

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

8.	RIGHT OF USE ASSETS (cont’d)

Future lease payments are as follows for the year ending December 31, 2021:

	Copier	Offices	Total
2022	$4,428	$144,301	$148,729
2023		118,514	118,514
2024		82,412	82,412
2025		41,206	41,206

9.	ASSET ACQUISITIONS

During the year ended December 31, 2020, the Company and Westwater Resources, Inc. “Westwater” entered into a securities purchase agreement pursuant to which the Company acquired 100% of Westwater’s subsidiaries engaged in the uranium business in Texas and New Mexico on the terms and subject to the conditions in the Purchase Agreement. The Transaction closed December 31, 2020. The Company’s acquisition was accounted for as an acquisition of net assets as the transaction did not qualify as a business combination under IFRS 3 Business Combinations.

During the year ended December 31, 2021, the Company and Azarga Uranium Corporation “Azarga” entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Azarga by way of a statutory plan of arrangement under the Canada Business Corporations Act (the “Arrangement”). Pursuant to the terms of the Arrangement, securityholders of Azarga received 0.375 common shares of enCore for each Azarga common share (the “Exchange Ratio”).

In connection with the Arrangement, all outstanding vested and unvested stock options and share purchase warrants of Azarga were exchanged for replacement options and warrants of enCore, adjusted for the Exchange Ratio.

The aggregate amount of the total consideration is $167,723,125, calculated by taking into account: the issuance of 95,419,852 enCore common shares (the “Share Consideration”) valued at $152,671,763, the issuance of 5,486,881 enCore stock options (the “Replacement Options”) in replacement of options held by Azarga option holders, valued at $6,889,282 using the Black-Scholes option pricing model, the issuance of 4,209,467 enCore share purchase warrants (the “Replacement Warrants”) in replacement of warrants held by Azarga warrant holders, valued at $4,085,540 using the Black-Scholes option pricing model, and total transaction costs of $4,076,540 associated with the Arrangement.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

9.	ASSET ACQUISITIONS (cont’d)

As Azarga does not qualify as a business according to the definition in IFRS 3 Business Combinations, the Arrangement has been accounted for as an asset acquisition with the purchase price being allocated based on the estimated fair value of Azarga’s assets and liabilities summarized as follows:

Consideration
Fair value of Share Consideration	$152,671,763
Fair value of Replacement Options	6,889,282
Fair value of Replacement Warrants	4,085,540
Transaction Costs	4,076,540
Total consideration value:	$167,723,125

Net assets acquired
Cash	$2,358,564
Restricted cash	912,865
Prepaids	215,130
Property, plant & equipment	79,803
Right of use asset	57,614
Exploration and evaluation assets	163,710,129
Asset retirement obligation	(339,526)
Lease liability	(62,552)
Loan Receivable[1]	2,340,284
Accounts payable and accrued liabilities	(1,549,186)
Net assets acquired:	$167,723,125

[1]	Transaction costs incurred by Azarga which will subsequently be paid by enCore.

The value of the Consideration Shares was calculated based on the deemed issuance of 95,419,852 enCore common shares at a price per share of $1.60.

The value of the Replacement Options has been derived using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

9.	ASSET ACQUISITIONS (cont’d)

Weighted Average
Exercise Price	$0.59
Share Price	$1.60
Discount Rate	1.04%
Expected life (years)	3.16
Volatility	104.4%

Fair value of replacement options (per option):	$1.26

The fair value of the Replacement Options is based on the outstanding 14,631,709 Azarga options adjusted for the Exchange Ratio (0.375) to 5,486,881 enCore options.

The value of the Replacement Warrants has been derived using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

Weighted Average
Exercise Price	$0.70
Share Price	$1.60
Discount Rate	0.91%
Expected life (years)	0.98
Volatility	77.1%

Fair value of replacement warrants (per warrant):	$0.97

The fair value of the Replacement Warrants is based on the outstanding 11,225,255 Azarga warrants adjusted for the Exchange Ratio (0.375) to 4,209,467 enCore warrants.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

10.	MINERAL PROPERTIES

	Arizona	Colorado	New Mexico	South Dakota	Texas	Utah	Wyoming	Canadian Exploration	Total
Balance, December 31, 2019	$878,377	$-	$3,737,587	$-	$-	$341,044	$59,666	$-	$5,016,675
Acquisition costs:
Asset acquisition (Note 9)	-	-	3,201,421	-	-	-	-	-	3,201,421
Exploration costs:
Maintenance and lease fees	120,183	-	113,988	-	-	50,812	17,587	-	302,569
Personnel	7,380	-	-	-	-	-	-	-	7,380
Currency translation adjustment	(23,809)	-	(79,475)	-	-	(9,311)	(2,071)	-	(114,666)
Balance, December 31, 2020	$982,131	$-	$6,973,521	$-	$-	$382,545	$75,182	$-	$8,413,379
Acquisition costs:
Asset acquisition (Note 9)	-	1,845,507	-	108,609,788	-	2,125,687	51,129,147	-	163,710,129
Divestment:
Divest – Mineral Interests	-	-	-	-	-	(245,077)	-	-	(245,077)
Exploration costs:
Maintenance and lease fees	108,258	-	663,859	-	1,824,101	28,408	14,879	98,345	2,737,850
Resource review	53,859	-	163,105	-	-	-	-	-	216,964
Impairment charged	-	-	-	-	-	-	-	(98,345)	(98,345)
Assets held for sale	-	-	(2,207,321)	-	-	-	-	-	(2,207,321)
Currency translation adjustment	(2,317)	-	(20,142)	-	20,809	(4,094)	(150)	-	(5,894)
Balance, December 31, 2021	$1,141,931	$1,845,507	$5,573,022	$108,609,788	$1,844,910	$2,287,469	$51,219,058	$-	$172,521,685

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

10.	MINERAL PROPERTIES (cont’d)

Assets Held for Sale

On August 27, 2021, enCore entered into an agreement to sell Cibola Resources, LLC, including its holding of the Ceboletta project to a private arm’s length company.

This asset has been determined to meet the criteria to be classified as held for sale and thus have been separately reported on the Company’s Consolidated Statement of Financial Position.

Impairment Charges

An impairment charge of $98,345 was recognized in accordance with the company’s impairment policy. The period for which the Company has the right to explore has expired subsequent to the period ended December 31, 2022, and it is not expected to be renewed.

Arizona

Moonshine Springs

The Moonshine Springs project is located in Mohave County, Arizona. The Company holds cash bonds for $112,200 ($88,500 USD) with the Bureau of Land Management.

Other Arizona Properties

The Company owns or controls three Arizona State mineral leases and 467 unpatented federal lode mining claims covering more than 10,000 acres in the northern Arizona strip district.

Colorado

Centennial

The Centennial Uranium Project is located in the western part of Weld County in northeastern Colorado. In 2006, the Company entered into an option agreement, as amended, to purchase uranium rights on certain areas of the Centennial Project for consideration of $1,895,000 plus contingent payments of $3,165,000. Pursuant to the agreement, the contingent payments are payable upon receipt of regulatory permits and licenses allowing uranium production on the area of the Centennial Project pertaining to these uranium interests. Further, unless otherwise agreed, if the Company does not obtain such permits and licenses by September 27, 2019, the uranium rights, at the option of the seller, can be transferred back to the seller. To date, the Company has neither obtained the required regulatory permits and licenses nor has the Company been able to renegotiate the option agreement. However, the Company is attempting to renegotiate the option agreement and the seller has not exercised its option to have the uranium rights transferred back.

New Mexico

Marquez, Nose Rock, & Treeline

The Marquez project is located in McKinley and Sandoval counties of New Mexico adjacent to the Company’s Juan Tafoya property.

The Nose Rock Project is located in McKinley County, New Mexico, on the northern edge of the Grants Uranium District.

The Treeline project is located west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico.

McKinley, Crownpoint and Hosta Butte

The Company owns a 100% interest in the McKinley properties and a 60% - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project. area, subject to a 3% gross profit royalty on uranium produced.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

10.	MINERAL PROPERTIES (cont’d)

Juan Tafoya & Ceboletta

The Juan Tafoya property, located in Cibola County in west-central New Mexico near the Company’s Marquez project is leased from the Juan Tafoya Land Corporation (“JTLC”).

The Cebolleta project is situated in the eastern-most portion of Cibola County, New Mexico. The lands that comprise the Cebolleta uranium project are owned in fee by La Merced del Pueblo de Cebolleta [the “Cebolleta Land Grant” (CLG)]. On August 27, 2021, enCore entered into an agreement to sell Cibola Resources, LLC, including its holding of the Ceboletta project to a private arm’s length company.

West Largo

The West Largo Project is near the north-central edge of the Grants Mineral Belt in McKinley County, New Mexico.

Other New Mexico Properties

The Company holds mineral properties in the “checkerboard” area located primarily in McKinley County in northwestern New Mexico.

In March 2021, the Company divested three and one half (3 1/2) Sections of fee mineral interests to Tri State Generation and Transmission Association. $89,600 USD converted to $112,314 CAD was received in consideration of the transaction. The assets, having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $112,313 recorded on the Company’s consolidated statement of loss and comprehensive loss as a component of “Other Income (Expense).”

In May 2021, the Company divested one section of fee mineral interests to Wildcat Solar Power Plant, LLC. $16,000 USD converted to $20,056 CAD was received in consideration of the transaction. The assets, having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $20,056 recorded on the Company’s consolidated statement of loss and comprehensive loss as a component of “Other Income (Expense).”

Under the agreement, Wildcat Solar Power Plant LLC has the rights through September 30, 2022, with the option to extend to September 30, 2023, to acquire the Uranium Mineral Rights associated with the property by quit claim deed to be furnished by the Company for an additional payment of $16,000 USD.

South Dakota

Dewey Burdock

The Dewey Burdock Project is an in-situ recovery uranium project located in the Edgemont uranium district in South Dakota.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

10.	MINERAL PROPERTIES (cont’d)

Texas

Kingsville Dome

The Kingsville Dome project is located in Kleberg County, Texas on land leased from third parties. A Central Processing Plant at the site, has been on standby since 2009.

Rosita

The Rosita Project is located in Duval County, Texas on land owned by the Company. Since its December 31, 2020 acquisition, the Company has re-started the construction and upgrade of the Rosita Central Processing Plant to current best practices and technology.

Upper Spring Creek

The Upper Spring Creek Project is located in Live Oak and Bee counties in Texas. The Company has advanced its effort to restore previous licenses and permits for these properties as a near-term feed source for the Central Processing Plant at the Rosita Project.

Butler Ranch

The Butler Ranch Exploration project is located in Karnes County, Texas. The Company is continuing to acquire fee and mineral properties within the project area.

Utah

Ticaboo

The Company owns three uranium stockpiles within a claim block located in Shootaring Canyon, Utah. The Company has a federal Plan of Operation and State of Utah approval for removal of the stockpiles.

Other Utah Properties

The White Canyon District, Utah property package includes the Geitus, Blue Jay, Marcy Look, and Cedar Mountain projects, which are located 40-65 miles to the northwest of the White Mesa Mill in Blanding County, Utah.

In March 2021, the Geitus, Blue Jay and Marcy Look properties were transferred to Kimmerle Mining LLC via Quitclaim Deed. $Nil consideration was received in the transaction and a loss on the disposal of these mineral rights was recorded on the Company’s consolidated statement of loss and comprehensive loss as a component of “Other Income (Expense)” for the net book value of the assets at the transaction date, $245,077. The Company retains a Royalty Deed on those properties that grants the Company a net smelter return royalty equal to 6% of the net proceeds received for Uranium mined, produced or otherwise derived from the Properties and processed or otherwise prepared for sale.

Wyoming

Gas Hills

The Gas Hills Project is located in the historic Gas Hills uranium district 45 miles east of Riverton, Wyoming.

Dewey Terrace

The Dewey Terrace Project is located in the Weston and Niobrara Counties of Wyoming. The Project is located immediately adjacent to the Company’s NRC licensed Dewey Burdock Project along the Wyoming-South Dakota state line.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

10.	MINERAL PROPERTIES (cont’d)

Juniper Ridge

The Juniper Ridge Project is located in the southwest portion of Wyoming, approximately 10 miles west of the town of Baggs.

Canadian Exploration

The Company holds an option agreement for future potential development in Newfoundland, Canada. An impairment charge of $98,345 was recognized in accordance with the Company’s impairment policy. The period for which the Company has the right to explore expired subsequent to the period ended December 31, 2021, and is not expected to be renewed.

11.	ASSET RETIREMENT OBLIGATION

The Company is obligated by various federal and state mining laws and regulations which require the Company to reclaim surface areas and restore underground water quality for certain assets in Texas, Wyoming, Utah and Colorado. These projects must be returned to the pre-existing or background average quality after completion of mining.

Annually, the Company updates this reclamation provision based on cash flow estimates, and changes in regulatory requirements and settlements. This review may result in an adjustment to the asset retirement obligation in addition to the outstanding liability balance. The inflation factor used in this calculation, set by the Texas Commission on Environmental Quality (TCEQ) in 2017, was 1.8 percent and the interest rate used to discount future cash flows was 11 percent.

The asset retirement obligations balance consists of:

	December 31, 2021	December 31, 2020
Kingsville	$3,386,668	$5,431,390
Rosita	1,519,149	1,211,702
Vasquez	49,617	27,340
Centennial	214,012	-
Gas Hills	79,871	-
Ticaboo	45,641	-
Asset Retirement Obligation:	$5,294,958	$6,670,432

The asset retirement obligations continuity summary is as follows:

Asset Retirement Obligation
Balance, December 31, 2020	$6,670,432
Accretion	502,291
Adjustment to ARO	(2,155,949)
Settlement	(14,187)
ARO acquired from Azarga	339,524
Currency translation adjustment	(47,153)
Balance, December 31, 2021	$5,294,958

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

12.	SALES CONTRACTS

On December 31, 2020 through an asset acquisition from Westwater Resources, Inc. the Company acquired an agreement with UG U.S.A., Inc.(“UG”). The contract provided for delivery of one- half of the Company’s actual production, for a total of 3 million pounds U3O8, from its properties in Texas at discounted spot market prices. In August 2021, the Company and UG agreed to terminate this agreement for a cancellation fee of $3,447,125 to be paid by the Company to UG before January 15, 2022.

In July 2021, the Company entered into a new uranium supply contract with UG USA, Inc. Pursuant to the agreement, UG will purchase U3O8 from the Company for up to two million pounds from 2023 through 2027. The sales price under the new agreement will continue to be tied to spot market pricing with terms that are more representative of current market conditions and practices.

In December 2021, the Company entered into a new uranium supply contract. Pursuant to the agreement, the large utility will purchase U3O8 from the Company up to 1.3 million pounds from 2024 through 2027. The sales price under the agreement will be tied to spot market pricing with a ceiling price significantly higher than spot market price at the time of the agreement.

13.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value.

During the year ended December 31, 2021, the Company issued:

i)	15,000,000 units through a private placement at a price of $1.00 per unit, for gross proceeds of$ 15,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $1.30 for a period of three years. The Company paid commissions of $758,001, other cash costs of $198,298 and issued 758,001 finders’ warrants valued at $536,673. The finder’s warrants are exercisable into one common share of the Company at a price of $1.00 for three years from closing.

ii)	6,158,529 shares for warrants exercised, for gross proceeds of $3,509,524

iii)	1,770,000 shares for stock options exercised, for gross proceeds of $361,725; and

iv)	95,419,852 shares valued at $152,671,763 in relation to an asset acquisition agreement (Note 9)

During the year ended December 31, 2020, the Company issued:

i)	12,000,000 units through a private placement at a price of $0.40 per unit, for gross proceeds of $4,800,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $0.60 for a period of three years. The warrants may be accelerated under certain terms if the stock closes for 5 trading days at $0.90 or more. The Company paid commissions totaling $204,001, other cash costs of $91,089 and issued 344,250 finders’ warrants valued at $98,952. The finder’s warrants are exercisable into one common share of the Company at a price of $0.40 for three years from closing.

ii)	19,202,387 shares for warrants exercised, for gross proceeds of $2,393,455 (of which $19,165 was received during the year ended December 31, 2019);

iii)	781,250 shares for stock options exercised, for gross proceeds of $63,187; and

iv)	2,571,598 shares valued at $2,391,586 in relation to an asset acquisition agreement (Note 9)

Stock options

The Company has adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

13.	SHARE CAPITAL (cont’d)

The Company’s stock options outstanding at December 31, 2021 and the changes for the year ended, are as follows:

	Outstanding Options	Weighted Average Exercise Price
Balance, December 31, 2019	6,340,000	$0.13
Granted	5,465,000	0.29
Exercised	(781,250)	0.08
Forfeited/expired	(307,500)	0.11
Balance, December 31, 2020	10,716,250	$0.22
Granted	7,171,881	0.77
Exercised	(1,770,000)	0.20
Forfeited/expired	(301,250)	0.18
Balance, December 31, 2021	15,816,881	$0.46
Exercisable, December 31, 2021	13,545,631	$0.41

As at December 31, 2021, stock options outstanding were as follows:

Expiry Date	Outstanding Options	Exercise Price ($)
May 11, 2022	185,000	0.10
May 16, 2022	525,000	0.853
May 15, 2023	390,000	0.06
August 22, 2023	948,750	0.64
January 8, 2024	117,500	0.125
March 27, 2024	50,000	0.135
May 23, 2024	826,875	0.613
June 3, 2024	3,223,750	0.15
May 19, 2025	1,040,247	0.466
May 21, 2025	2,892,500	0.205
September 1, 2025	150,000	0.35
September 10, 2025	1,425,000	0.45
October 5, 2025	75,000	0.40
October 19, 2021	200,000	1.92
November 25, 2025	100,000	0.415
December 1, 2021	100,000	1.80
December 3, 2021	95,000	1.73
December 7, 2025	40,000	0.48
January 28, 2026	160,000	0.94
February 26, 2026	435,000	1.08
May 13, 2026	1,283,509	0.80
March 29, 2024	70,000	1.24
May 26, 2026	461,250	1.44
July 6, 2026	160,000	1.26
March 14, 2027	862,500	0.20
	15,816,881

During the year ended December 31, 2021, the Company granted an aggregate of 7,171,881 (2020 – 5,465,000) stock options to directors, officers and consultants of the Company. A fair value of $1,860,573 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model. The options granted on March 29, 2021 vest 25% every three months commencing three months after the grant date; all other options granted prior to June 30, 2021 vested 25% every six months, with initial 25% vesting immediately upon grant; options granted after June 30, 2021 vest 25% every six months commencing six months after the grant date.

Pursuant to the plan of arrangement, stock options issued in replacement of outstanding Azarga stock options at the acquisition date vested immediately and retained their original expiration date, except for terminated employees, consultants, officers, and directors. For these terminated positions, the stock options shall expire 12 months from the date of their resignation.

During the year ended December 31, 2021, the Company recognized stock option expense of $1,787,046 (2020 - $1,079,962) for the vested portion of the stock options. The unrecognized stock option expense at December 31, 2021 was $839,143 (2020 - $640,939).

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

13.	SHARE CAPITAL (cont’d)

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	2021	2020
Risk-free interest rate	0.88%	0.40%
Expected life of option	5 years	5 years
Expected dividend yield	0%	0%
Expected stock price volatility	128.79%	169.37%
Fair value per option	$1.10	$0.28

Share purchase warrants

The Company’s share purchase warrants outstanding at December 31, 2021 and the changes for the year ended, are as follows:

	Outstanding Warrants	Weighted Average Exercise Price
Balance, December 31, 2019	27,537,879	$0.14
Granted	6,344,249	0.59
Exercised	(19,202,387)	0.12
Expired	(2,250,000)	0.10
Balance, December 31, 2020	12,429,741	$0.41
Granted	12,625,305	1.08
Exercised	(6,158,529)	0.54
Balance, December 31, 2021	18,896,517	$0.81

During the period ended December 31, 2021, the Company granted 157,837 warrants in conjunction with the exercise of units from it’s October 20, 2020 private placement, each warrant is exercisable into one common share and one half of one purchase warrant.

As at December 31, 2021, share purchase warrants outstanding were as follows:

Expiry Date	Outstanding Warrants	Exercise Price
March 20, 2022	548,976	$0.82
May 10, 2022	2,301,386	0.225
May 10, 2022	938,272	0.15
December 31, 2022	2,469,243	0.74
April 17, 2023	1,191,248	0.53
October 22, 2023	3,830,128	0.60
October 22, 2023[1]	309,826	0.40
March 9, 2024[2]	476,751	1.00
March 9, 2024	6,830,687	1.30
	18,896,517

[1]	Power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $0.60 for 36 months.

[2]	Power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $1.30 for 36 months.

Subsequent to December 31, 2021, of the 548,976 warrants outstanding with an exercise price of $0.82, 242,531 were exercised and 306,445 have expired.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

14.	RELATED PARTY TRANSACTIONS

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of directors and senior management including the Executive Chairman, Chief Executive Officer, and Chief Financial Officer.

The amounts paid or payable to key management or entities providing similar services during the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Staff costs	$1,521,285	$169,965
Office and administration	16,800	41,217
Stock option expense	939,191	884,614
Total key management compensation	$2,477,276	$1,095,796

Other

During the year ended December 31, 2021, the Company incurred communication consulting fees of $77,590 according to a contract with Tintina Holdings, Ltd., a company which is owned and operated by the spouse of the Company’s chairman of the board. All services and transactions were made on terms equivalent to those that prevail with arm’s length transactions. These services were incurred in the normal course of operating a public company. At December 31, 2021, an amount of $8,739 (December 31, 2020 – $nil) was due to this company.

During the year ended December 31, 2021, the Company granted 450,000 options to related parties (2020 – 4,550,000).

15.	NOTES PAYABLE

On March 30, 2021, URI, Inc, received 100% forgiveness for a loan in the amount of $421,346 under the Paycheck Protection Program (“PPP”) established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”). The balance of this loan and accrued interest were recorded on the Company’s consolidated statement of financial position in the asset acquisition transaction with Westwater Resources, Inc. Under the terms of the securities purchase agreement between the Company and Westwater Resources, Inc., upon receipt of full forgiveness the Company released the balance of unrestricted cash held aside and relieved the amount payable to Westwater Resources Inc. during the transaction.

16.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to support the exploration and evaluation of its mineral properties and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, and acquire or dispose of assets.

The Company is dependent on the capital markets as its primary source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets, the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company considers the components of shareholders’ equity as capital.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

16.	MANAGEMENT OF CAPITAL (cont’d)

There were no changes in the Company’s approach to capital management during the year ended December 31, 2021, and the Company is not subject to any externally imposed capital requirements.

17.	FINANCIAL INSTRUMENTS

Financial instruments include cash and receivables and any contract that gives rise to a financial asset to one party and a financial liability or equity instrument to another party. Financial assets and liabilities measured at fair value are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs based on prices or valuation techniques that are not based on observable market data.

Cash and restricted cash are measured at Level 1 of the fair value hierarchy. The Company classifies its receivables as financial assets measured at amortized cost. Accounts payable and accrued liabilities, notes payable, lease liability and due to related parties are classified as financial liabilities measured at amortized cost. The carrying amounts of receivables, accounts payable and accrued liabilities, notes payable, and amounts due to related parties approximate their fair values due to the short-term nature of the financial instruments.

Investments in uranium are measured at Level 2 of the fair value hierarchy. The Company classifies these investments as financial assets measured at fair value as determined based on the most recent month-end spot prices for uranium published by UxC and converted to Canadian dollars at the date of the consolidated statement of financial position.

Discussions of risks associated with financial assets and liabilities are detailed below:

Foreign Exchange Risk

A portion of the Company’s financial assets and liabilities is denominated in US dollars. The Company monitors this exposure but has no hedge positions. The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable, accrued liabilities, and due to related parties that are denominated in US dollars. At December 31, 2021, a 10% change in the value to the US dollar as compared to the Canadian dollar would affect net loss and shareholders’ equity by approximately $164,847.

Credit Risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

Market Risk

The Company is in the exploration stage and commodity prices are not reflected in operating financial results. However, fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration.

Interest Rate Risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

17.	FINANCIAL INSTRUMENTS (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short- term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing.

18.	SEGMENTED INFORMATION

The Company operates in a single segment: the acquisition and exploration of mineral properties in the United States.

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2021 include the following:

a)	Transferred $209,023 from contributed surplus to share capital when 315,674 brokers’ warrants were exercised.

b)	Transferred $337,240 from contributed surplus to share capital when 1,770,000 stock options were exercised.
c)	Issued 95,419,852 common shares valued at $152,671,763 in connection with an asset acquisition.
d)	Issued 5,486,881 replacement stock options with a fair value of $6,889,282.
e)	Issued 4,209,467 replacement warrants with a fair value of $4,085,540.

Significant non-cash transactions for the year ended December 31, 2020 include the following:

a)	Transferred $47,248 from contributed surplus to share capital when 781,250 stock options were exercised.
b)	Issued 2,571,598 common shares valued at $2,391,586 in connection with an asset acquisition.

20.	INCOME TAXES

(a) Income tax expense (recovery)
	December 31, 2021	December 31, 2020
Current tax expense (recovery)
Current period	$-	$-

Deferred tax expense (recovery)
Origination and reversal of temporary differences	(2,257,249)	(298,000)
Change in unrecognized temporary differences	2,257,249	298,000
Income tax expense (recovery)	$-	$-

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to income before tax. These differences result from the following:

	December 31, 2021	December 31, 2020
Loss before income tax	$(10,734,316)	$(2,216,861)
Statutory income tax rate	27.00%	27.00%
Expected income tax expense (recovery)	(2,257,265)	(599,000)
Increase (decrease) resulting from:
Change in unrecognized temporary differences	2,257,249	298,000
Permanent differences	543,532	299,000
Effect of tax rates in foreign jurisdictions	97,484	6,000
Share issuance costs	-	(80,000)
Prior period adjustments	-	76,000
Income tax expense (recovery)	$-	$-

(b) Recognized deferred tax assets and liabilities
	December 31, 2021	December 31, 2020
Deferred tax assets are attributable to the following:
Loss carryforwards	$66,235	$-
Exploration and evaluation assets	-	59,000
Deferred tax assets	66,235	59,000
Set-off of tax	(66,235)	(59,000)
Net deferred tax asset	$-	$-
Deferred tax liabilities are attributable to the following:
Intangible assets	$-	$(59,000)
Right-of-use assets	(66,235)	-
Deferred tax liabilities	(66,235)	(59,000)
Set-off of tax	66,235	59,000
Net deferred tax liability	$-	$-

(c) Unrecognized deferred tax assets	December 31, 2021	December 31, 2020
Deductible temporary differences	$3,266,203	$3,086,000
Tax losses	16,170,381	280,447
	$19,436,584	$3,366,447

Deferred tax assets have not been recognized in respect of the above items, because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.

The Company has Canadian non-capital loss carryforwards of $28,053,769 (December 31, 2020 - $6,915,000), that will start expiring in 2028 and US federal net operating loss carryforwards of $14,240,185 (December 31, 2020 - $157,910), of which $7,017,035 can be carried forward indefinitely and $7,223,150 that will start expiring in 2028.

ENCORE ENERGY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020 (Expressed in Canadian dollars)

21.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2021 the Company issued 283,750 shares pursuant to the exercise of stock options for gross proceeds of $115,124.

Subsequent to the year ended December 31, 2021 the Company issued 1,462,247 shares pursuant to the exercise of Broker Unit Warrants for gross proceeds of $347,856.

Subsequent to the year ended December 31, 2021 the Company issued 1,301,281 shares pursuant to the exercise of warrants for gross proceeds of $522,876.

Subsequent to the year ended December 31, 2021 the Company issued 580,043 shares pursuant to a financial advisory agreement between Haywood and Azarga Uranium Corp.

Subsequent to the year ended December 31, 2021 the Company granted incentive stock options to employees to purchase up to 50,000 common shares in the capital of the Company at a price of $1.67 per share for a five year period, in accordance with its Stock Option Plan. Vesting will occur over a period of twenty-four months, with an initial 25% of the Options vesting six months following the date of grant, followed by an additional 25% of the Options every six months thereafter until fully vested.

Subsequent to the year ended December 31, 2021 the Company granted incentive stock options to certain of its directors, officers, employees and consultants to purchase an aggregate of up to 7,090,000 common shares in the capital of the Company at a price of $1.40 per share for a five year period, in accordance with its Stock Option Plan. Vesting will occur over a period of twenty-four months, with an initial 25% of the Options vesting six months following the date of grant, followed by an additional 25% of the Options every six months thereafter until fully vested.

Subsequent to the year ended December 31, 2021, the Company issued 287,500 options to a consultant at an exercise price of $1.57 per common share. All options vested immediately.

Subsequent to the year ended December 31, 2021, the Company issued 19,607,842 units for a “bought deal” prospectus offering at a price of $1.53 per unit, for gross proceeds of $29,999,998. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $2.00 for a period of two years. The Company paid commissions totaling $1,612,500 and issued 1,053,922 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $1.53 for two years from closing

Subsequent to the year ended December 31, 2021, the Company sold 100,000 pounds of physical uranium at a purchase price of $42.50 per pound for gross proceeds of $4,250,000 USD.